UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[ X ]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

OR

[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________ to _________________________

Commission file number: 1-7201

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVX CORPORATION
RETIREMENT PLAN
Plan number: 001

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVX CORPORATION
1 AVX Boulevard
Fountain Inn, SC 29644
IRS Employer Identification Number: 33-0379007

AVX CORPORATION RETIREMENT PLAN

*All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
AVX Corporation Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of AVX Corporation Retirement Plan (the “Plan”) as of December 31, 2011 and 2010 and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of AVX Corporation Retirement Plan as of December 31, 2011 and 2010 and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.   The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Elliott Davis, LLC

Greenville, South Carolina
June 22, 2012

 AVX CORPORATION RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
as of December 31, 2010 and 2011

Assets	2010	2011
Investments, at fair value:
AVX Corporation Common Stock	$13,631,387	$10,838,216
Kyocera Corporation American Depository Shares	6,763,907	5,035,460
Pooled Separate Account, at fair value	21,111,808	21,117,469
Money Market Fund	335,078	478,666
Mutual Funds	66,537,380	64,084,554
Total Investments	108,379,560	101,554,365

Receivables:
Employer contributions	1,732,836	1,658,139
Participant contributions	8,910	63,867
Notes receivable from participants	2,063,250	1,937,476
Total Receivables	3,804,996	3,659,482
Net assets available for benefits at fair value	112,184,556	105,213,847
Adjustment from fair value to contract value for Pooled Separate Account	243,450	219,774
Net assets available for benefits	$112,428,006	$105,433,621

The accompanying notes are an integral part of these financial statements.

AVX CORPORATION RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the year ended December 31, 2011

2011
Investment income (loss):
Net depreciation in fair value of investments	$(5,772,691)
Interest and dividends	1,771,685

Net investment loss	(4,001,006)

Interest income from notes receivable from participants	104,241

Contributions:
Participant	2,196,815
Employer	3,892,926

Total contributions	6,089,741

Transfers into Plan from related plan	367,218

Total additions	2,560,194

Deductions from net assets attributed to:
Benefits paid to participants	9,536,445
Administrative expenses	18,134

Total deductions	9,554,579

Net decrease	(6,994,385)

Net assets available for benefits:
Beginning of year	112,428,006

End of year	$105,433,621

The accompanying notes are an integral part of this financial statement.

AVX CORPORATION RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
1.	Description of Plan:

The following description of the AVX Corporation Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General:

The Plan is a defined contribution plan covering employees who have at least three months of service and are not hourly-paid employees or employees covered by a collective bargaining agreement (unless such agreement provides for participation in the Plan). The Plan includes a 401(k) feature to which employees can contribute, and AVX Corporation ("the Company") makes a matching contribution. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, a money market fund, common stock funds and a stable value fund as investment options for participants.

The Plan also includes a discretionary contribution plan feature and a non-discretionary contribution plan feature to which participants are not required to contribute. The Plan is administered by the AVX Corporation Retirement Committee and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan also includes an after tax contribution plan feature that the participants can, but are not required to, participate in. In December of 2009, the Plan was amended to comply with the Pension Protection Act of 2006 (“PPA”), the Heroes Earnings Assistance and Relief Tax Act of 2008 (“HEART Act”) and the Worker, Retiree, and Employer Recovery Act of 2008 (“PPA Technical Corrections Act”).  The PPA amendment is effective for plan years beginning on January 1, 2007.  The HEART Act and PPA Technical Corrections Act are effective for plan years beginning on January 1, 2008. Plan assets are held in trust by New York Life Trust Company (the “Trustee”).  Effective January 1, 2010, the Plan was amended to be in compliance with the with changes permitted or required by the Economic Growth and Tax Relief Reconciliation Act of 2001 “(EGTRRA”), technical corrections made by the Job Creation and Worker Assistance Act of 2002 (“JCWAA”), and other regulations and guidance published by the Internal Revenue Service that are effective after December 31, 2001 including final regulations issued under Section 415 of the Internal Revenue Code of 1986.

Payment of Benefits:

Upon retirement, total disablement or death, a participant or the participant's beneficiary is entitled to receive the value of the aggregate vested amount credited to the participant's account in a lump-sum payment or in installments over a period not to exceed the life expectancy of the participant or his or her beneficiaries. For the non-discretionary contribution portion of the account, payment of benefits is in monthly installments unless an alternate form of payment is elected. Upon the termination of employment of a participant other than by retirement, disability or death, such participant is entitled to the vested portion of his account. For the AVX Corporation Common Stock (“AVX Stock”), Kyocera Corporation American Depository Shares (“Kyocera ADS” or “ADS”), a participant will receive either cash or whole shares with any partial shares being paid in cash.

401(k) and Discretionary Contribution Plan Features:

Total contributions credited to any participant's account are limited to the lesser of 25% of the participant's annual compensation as defined in the Plan's provisions, or $49,000 in accordance with Section 415 of the Internal Revenue Code. All contribution percentages are set in accordance with the Internal Revenue Code. For the 401(k) feature, participant contributions are limited to 0% to 25% of compensation.

Participants age 50 and older are eligible to make a catch up contribution of an additional $5,500 to the Plan once the participant meets the Maximum Elective Deferral Limit of $16,500 for the calendar year or once the Plan deferral limit of 25% has been reached for the calendar year.

The Company will match the first 3% of pre-tax pay an employee contributes to the 401(k) portion of the Retirement Plan dollar for dollar into AVX Stock, regardless of how the employee invests his contributions.

The accompanying financial statements recognized Company discretionary contributions related to 2011 of $1,658,139 approved by the Board of Directors in the Plan year that were paid in March 2012.

Vesting:

Amounts attributable to the Company's contributions (excluding the 401(k) contribution) are vested according to the following tables:

	Vested Percentage
	Discretionary Contribution
	Employed on/after January 1, 2007
	All Locations
Years of Service	Except Sun Valley	Sun Valley
Less than 1 year	0%	0%
1 year but less than 2	0%	20%
2 years but less than 3	20%	30%
3 years but less than 4	40%	40%
4 years but less than 5	60%	60%
5 years but less than 6	80%	80%
6 years and thereafter	100%	100%

	Vested Percentage
	Discretionary Contribution
	Employed and Terminated Employment
	prior to January 1, 2007
	All Locations
Years of Service	Except Sun Valley	Sun Valley
Less than 1 year	0%	0%
1 year but less than 2	0%	20%
2 years but less than 3	15%	30%
3 years but less than 4	30%	40%
4 years but less than 5	45%	50%
5 years but less than 6	60%	60%
6 years but less than 7	80%	80%
7 years or more	100%	100%

All participant's contributions are fully vested at all times. AVX Stock acquired with the Company's matching 3% contributions are fully vested and non-forfeitable.

Non-discretionary Contribution Plan Features:

Non-discretionary Plan contributions made by the Company are non-elective and fully vested. The Company contributed 5% of each participant's eligible compensation for the year.

Notes Receivable from Participants:

With certain restrictions, participants may borrow up to a maximum of 50% of their vested account balance or $50,000, whichever is less, repayable within five years except for borrowing for the purchase of a primary residence which is repayable during a period up to ten years.  These notes bear interest at a rate equal to the commercial loan rate for similar loan types prevailing at the time the note is originated.  At December 31, 2010 and 2011, interest rates ranged from 4.75% to 9.75%.

Administrative Expenses:

The Plan invests in various mutual funds with revenue-sharing agreements that partially offset fees.  Plan fees that are not offset with revenue from these agreements and other administrative fees are paid by the Company.  In addition, the Company pays Plan fees related to stock administration of the AVX Stock Fund and the Kyocera Stock Fund.  These stock administration fees are based on the market value of these funds.

Participant Accounts:

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Forfeited Accounts:

Amounts of employer contributions under the Plan which have been forfeited are used to pay administrative costs or reduce employer contributions. At December 31, 2010 and 2011, the net forfeited balance totaled $109,496 and $29,507, respectively. Throughout the year ended December 31, 2011, the forfeitures of $144, 821 were used to reduce employer contributions.  No forfeitures were used to pay administrative costs during the current year.

2.	Summary of Significant Accounting Policies:

Basis of Accounting:

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of certain net assets and disclosure of contingencies at the date of the financial statements and the reported amounts of changes in net assets during the reporting year. Actual results could differ from those estimates.

Investment Transactions and Investment Income:

Purchases and sales of securities are reflected on a trade-date basis and stated at market values based upon the closing sales prices or other determined market value on the last business day of the year. Dividend income is recorded on the ex-dividend date. Other income from investments is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net depreciation in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments for the reporting year.

Notes Receivable from Participants:

Notes receivable from participants are presented as notes receivable due from participants and recorded at unpaid principal balance, plus any accrued but unpaid interest.  The notes receivable are secured by the participant account balance and are considered delinquent and written off when payment is 90 days past due. The Plan does not charge late fees on delinquent amounts. No allowance for loss on notes receivable from participant is provided based on a review of the accounts.

Subsequent Events:

Subsequent events are events or transactions that occur after the date of the statement of financial condition with fund information but before financial statements are issued.  Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the statement of financial condition with fund information, including the estimates inherent in the process of preparing financial statements.  Unrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the statement of financial condition with fund information but arose after that date.  The Plan’s management performed an evaluation to determine whether or not there have been any subsequent events since the date of the statement of financial condition with fund information.

Benefit payments:

Benefits are recorded when paid.

New Accounting Standards:

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2010-06, Improving Disclosures about Fair Value Measurements amended Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures, to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2010. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not have a significant affect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends Accounting Standards Codification (“ASC”) Section 820.  ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2.  In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements.  The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs.  The new guidance is effective for reporting periods beginning after December 15, 2011.  The adoption will not have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits.

3.	Investments:

The fair value of individual investments that represent 5% or more of the Plan’s total net assets available for benefits as of December 31, 2010 and 2011, are as follows:

December 31,	2010	2011
AVX Corporation Common Stock	$13,631,387	$10,838,216
Kyocera Corporation American Depository Shares	6,763,907	*
NY Life Insurance Company Anchor Account I	21,111,808	21,117,469
Janus Balanced Fund	8,349,106	7,900,620
MainStay S&P 500 Index Fund	7,035,268	6,316,570
MainStay Large Cap Growth Fund	6,478,670	5,712,177
Columbia Select Large-Cap Value Fund	14,280,033	13,140,009
American EuroPacific Growth Fund	9,120,987	7,573,298
Wells Fargo Special Mid-Cap Discipline Fund	7,591,035	7,286,487
PIMCO Total Return Fund	9,324,126	9,238,549

*Amount was less than 5% of the Plan’s total net assets available for benefits as of December 31, 2011.

During 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

AVX Corporation Common Stock	$(2,195,534)
Kyocera Corporation American Depository Shares	(1,337,618)
Mutual Funds	(2,239,539)
Total	$(5,772,691)

4.	Fair Value:

Fair Value Hierarchy:

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

●	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

●
Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

●	Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

		Based on
	Fair Value at December 31, 2011	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
Assets measured at fair value on a recurring basis:
Mutual Funds:
Large Cap Value	$13,140,009	$13,140,009	$-	$-
Large Cap Growth	6,013,446	6,013,446	-	-
Large Cap Blend	21,790,488	21,790,488	-	-
Mid Cap Blend	7,286,487	7,286,487	-	-
Small Cap Value	1,265,704	1,265,704	-	-
Fixed Income	10,831,027	10,831,027	-	-
Target Retirement	3,757,393	3,757,393	-	-
Money Market Fund:
Mainstay Cash Reserves Fund	478,666	478,666	-	-
Pooled Separate Account:
NY Life Insurance Company Anchor Account I	21,117,469	-	21,117,469	-
Common Stock:
Kyocera Corporation American Depository Shares	5,035,460	5,035,460	-	-
AVX Corporation Common Stock	10,838,216	10,838,216	-	-
Total	$101,554,365	$80,436,896	$21,117,469	$-

		Based on
	Fair Value at December 31, 2010	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
Assets measured at fair value on a recurring basis:
Mutual Funds:
Large Cap Value	$14,280,033	$14,280,033	$-	$-
Large Cap Growth	6,478,670	6,478,670	-	-
Large Cap Blend	24,505,361	24,505,361	-	-
Mid Cap Blend	7,591,035	7,591,035	-	-
Small Cap Value	864,202	864,202	-	-
Fixed Income	9,698,272	9,698,272	-	-
Target Retirement	3,119,807	3,119,807	-	-
Money Market Fund:
Mainstay Cash Reserves Fund	335,078	335,078	-	-
Pooled Separate Account:
NY Life Insurance Company Anchor Account I	21,111,808	-	21,111,808	-
Common Stock:
Kyocera Corporation American Depository Shares	6,763,907	6,763,907	-	-
AVX Corporation Common Stock	13,631,387	13,631,387	-	-
Total	$108,379,560	$87,267,752	$21,111,808	$-

Assets valued using Level 1 inputs in the table above represent assets from the Plan and are valued at net asset value (NAV) based on the number of shares in the funds using a closing price per share traded in an active market.

Assets valued using Level 2 inputs in the table above represent investments held in a pooled separate account. The fair value of this fully benefit responsive investment contract is calculated by the Trustee on a net unit basis, or NAV, using a discounting method. See discussion in the “Valuation of Investments” section below.

Valuation of Investments:

Investments are presented at estimated fair values.  Investments in securities (ADS and commonstocks) traded on a national securities exchange are valued at the end of each business day based on closing quoted market prices, which represent NAV. Investment performance depends on the price of the investment on the open market which is influenced by economic markets offering and the businesses of AVX Corporation and Kyocera Corporation.  Temporary cash is invested in the MainStay Cash Reserves Fund, which is designed to provide safety of purchasers’ liquidity and return on investment. The shares of mutual funds are valued at the net asset value as reported on national securities exchanges at the end of each business day. The investments can be redeemed daily, have no redemption restrictions, and have no unfunded commitments.

The Plan also holds an investment in a pooled separate account that is fully benefit-responsive. This investment is reported at contract value in the financial statements, which represents contributions made to the account, plus earnings on the underlying investment, less participant withdrawals and administrative expenses. The fair value of the fully benefit responsive investment contracts are calculated using a discounting method. The average yield for 2010 and 2011 was 2.16% and 2.67%, respectively. For the years ended December 31, 2010 and 2011, the average yield credited to participants in the Plan was 2.14% and 3.17%, respectively. There were no valuation reserves recorded that were associated with the pooled separate account in 2010 and 2011. Interest is credited daily to the account and is guaranteed to be not less than 0% before any deduction for expenses. The investment can be redeemed at any time at fair value and has no unfunded commitments.  In order for the Plan to exit the investment at contract value, it would receive twelve monthly payments.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (a) amendments to the plan documents (including complete or partial plan termination or merger with another plan) (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (c) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants is probable.

The pooled separate account investment is designed to provide income while preserving principal.  The fund primarily invests in corporate bonds, commercial mortgage backed securities, collateralized mortgage obligations and asset backed securities. The fair value is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

5.	Nonparticipant-Directed Investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2010	2011
Net Assets:
AVX Corporation Common Stock	$5,668,974	$5,061,944

For the year ended December 31, 2011
Change in Net Assets:
Contributions	$825,196
Dividends	91,239
Fees	(64)
Net appreciation	(991,163)
Benefits paid to participants	(402,242)
Transfers to participant-directed investments	(129,996)
Total	$(607,030)

6.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.	Tax Status:

The Plan received a favorable determination letter from the Internal Revenue Service in April 2011 advising that it constitutes a qualified trust under Section 401(a) of the Internal Revenue Code (“IRC”) and is thereby exempt from Federal income taxes under the provisions of Section 501(a). The Plan has been amended since receiving the determination letter.  Management believes the Plan is designed in accordance with the IRC and will remain tax-exempt.

Participants will not be subject to income tax for contributions made on their behalf by the Company, nor on money earned by the Plan and credited to their account until such time as they withdraw their accumulated balance.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations prior to 2008.

8.	Related-Party Transactions:

Notes receivable from participants and certain investments issued and/or managed by the Trustee or its affiliates qualified as party-in-interest transactions which are exempt from the prohibited transaction rules.

The Plan allows for investment in shares of AVX Stock and in Kyocera ADS.  As of December 31, 2010, the Plan held investments of $13,631,387 or 883,434 shares of AVX Stock and $6,763,907 or 66,196 shares of Kyocera ADS.  As of December 31, 2011, the Plan held investments of $10,838,216 or 849,390 shares of AVX Stock and $5,035,460 or 63,101 shares of Kyocera ADS.

9.	Reconciliation of Financial Statements to Form 5500:

The following tables reconcile the information provided in the Form 5500 to the Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits provided in the financial statements:

	December 31,	December 31,
	2010	2011

Net assets available for benefits per the financial statements	$112,428,006	$105,433,621
Less:
Adjustments from contract value to fair value for Pooled Separate Account	243,450	219,774
Net assets available for benefits per Form 5500	$112,184,556	$105,213,847

For the year ended December 31, 2011
Net decrease in net assets available for benefits per the financial statements	$(6,994,385)
Add:
Adjustments from contract value to fair value for Pooled Separate Account	23,676
Transfers into Plan from related Plan	(362,218)
Net decrease in net assets available for benefits per Form 5500	$(7,332,927)

10.	Subsequent Event:

Effective March 30, 2012, the Board of Trustees of the MainStay Cash Reserves Fund decided to liquidate the fund and it will no longer be an investment option to the Plan.  The Company’s Retirement Committee decided  to replace this fund with another money market fund, the PIMCO Money Market Fund.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX CORPORATION RETIREMENT PLAN

By:	/s/Kurt P. Cummings
Kurt P. Cummings
Member of Retirement Committee

Date:	June 22, 2012

AVX CORPORATION RETIREMENT PLAN
PN: 001
EIN: 33-0379007
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
As of December 31, 2011

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Market Value

*	AVX Corporation	Common Stock	$11,379,628	$10,838,216

*	Kyocera Corporation	American Depository Shares	**	5,035,460

*	NY Life Insurance Company Anchor Account I	Pooled Separate Account	**	21,117,469

*	MainStay Cash Reserves Fund	Money Market Fund	**	478,666

	Columbia Select Large-Cap Value Fund	Mutual Fund	**	13,140,009
	Janus Balanced Fund	Mutual Fund	**	7,900,620
	JP Morgan SmartReturn Income Select	Mutual Fund	**	193,430
	JP Morgan SmartReturn 2015 Select	Mutual Fund	**	950,818
	JP Morgan SmartReturn 2020 Select	Mutual Fund	**	152,476
	JP Morgan SmartReturn 2025 Select	Mutual Fund	**	1,098,919
	JP Morgan SmartReturn 2030 Select	Mutual Fund	**	75,101
	JP Morgan SmartReturn 2035 Select	Mutual Fund	**	632,190
	JP Morgan SmartReturn 2040 Select	Mutual Fund	**	164,258
	JP Morgan SmartReturn 2045 Select	Mutual Fund	**	424,312
	JP Morgan SmartReturn 2050 Select	Mutual Fund	**	65,889
	RidgeWorth Small-Cap Value Equity	Mutual Fund	**	1,265,704
	Oppenheimer Dev Markets Fund	Mutual Fund	**	301,269
*	MainStay S&P 500 Index Fund	Mutual Fund	**	6,316,570
*	MainStay Large Cap Growth	Mutual Fund	**	5,712,177
	PIMCO Real Return Admin Fund	Mutual Fund	**	1,592,478
	PIMCO Total Return Fund	Mutual Fund	**	9,238,549
	American EuroPacific Growth Fund	Mutual Fund	**	7,573,298
	Wells Fargo Special Mid-Cap Value Fund	Mutual Fund	**	7,286,487
				64,084,554

*	Notes Receivable from Participants	Interest rates ranging from 4.75% - 9.75% and maturing through 2015.	**	1,937,476

				$103,491,841

* Denotes a party-in-interest.

** Cost information is not required for individual account plans with participant directed transactions.